January 30, 2026

Jean-Paul Kress, M.D.
President, Chief Executive Officer and Chairman of the Board
Vor Biopharma Inc.
500 Boylston Street, Suite 1350
Boston, MA 02116

       Re: Vor Biopharma Inc.
           Registration Statement on Form S-3
           Filed January 29, 2026
           File No. 333-293052
Dear Jean-Paul Kress M.D.:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Crawford at 202-551-7767 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Div Gupta, Esq.